Hannon Armstrong Securities, LLC

Statement of Operations

For the Year Ended December 31, 2015

Revenue:	
Advisory services	$ -
Total revenues	-
Expenses:	
General and administrative – related party	66,335
Consulting services	91,250
General and administrative	13,345
Regulatory expenses	5,131
Total expenses	176,061
Net loss	$ (176,061)

See accompanying notes.